Exhibit 99.1

For Immediate Release

May 23, 2007

DRAXIS Manufacturing Facilities Pass Extensive FDA Inspection

Successful inspection focused primarily on two additional sterile lyophilized products

MISSISSAUGA, ONTARIO May 23, 2007 – DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX) has received notification from the US Food and Drug Administration (FDA) that the company’s manufacturing operations in Montreal, Quebec continue to maintain their classification as acceptable facilities following an extensive inspection by the FDA in January 2007 of all six production and quality systems at DRAXIS Pharma, the contract manufacturing division of DRAXIS Health.  The successful inspection was conducted primarily with regard to two additional products manufactured on behalf of clients in the DRAXIS Pharma sterile lyophilization (freeze-drying) production facility.

There were no Form 483 Inspectional Observations issued during the FDA evaluation of DRAXIS systems. The FDA inspections also involved evaluations in DRAXIS Health’s radiopharmaceutical business unit, DRAXIMAGE. The inspections form part of each client’s FDA regulatory application to authorize DRAXIS to manufacture products for distribution in the United States.

“The achievement of this positive inspection of our facilities and systems is a tangible result of our strong commitment to providing the highest level of quality and regulatory compliance for our clients and their products,” said Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health Inc.  “By continually meeting the increasingly stringent standards established by the FDA and other international regulators, we have been able to grow our contract manufacturing business by more than 300% over the past five years.  We are focused on maintaining and exceeding good manufacturing practices to further improve our record of regulatory excellence as we increase our offering of value-added lyophilized and sterile production services to the pharmaceutical and biotechnology communities.”

DRAXIS Pharma expanded lyophilization capacity in its Montreal facility in late 2005 with the addition of a second, in-line integrated lyophilization unit. Today, the company has a total of 374 square feet (35 square metres) of lyophilization shelf space capacity. Additional sterile product manufacturing capabilities allow the company to produce injectable liquids in vials and ampoules as well as sterile ophthalmic products, creams and ointments.  Current clients include major international pharmaceutical companies, mid-sized and emerging pharmaceutical customers and innovative biotechnology firms.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized)

injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors,  and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this new release represent the Company’s expectations as at May 22, 2007.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston,

Executive Director, Investor Relations

Tel:         1-877-441-1984